Exhibit 99.1

Press Release

RedHill Biopharma Reaches Agreement in Principle with
HCR to Extinguish All Debt Obligations in Exchange for
Movantik®

TEL AVIV, Israel and RALEIGH, NC, November 14, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that it has reached a non-binding agreement in principle with HCR Collateral Management, LLC (“HCR”) with respect to the terms of a transfer of RedHill’s rights in Movantik® (naloxegol) to HCR in exchange for the extinguishment of all RedHill’s obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill’s U.S. subsidiary RedHill Biopharma Inc. and HCR dated as of February 23, 2020 (as amended).  RedHill would retain substantially all pre-closing liabilities relating to Movantik and HCR would assume substantially all post-closing liabilities.  It is expected that RedHill would provide transition services to HCR to ensure a seamless process so that patient care will not be interrupted.  Subject to certain approvals, the definitive agreements are expected to be signed and the transaction is expected to close by year-end, but there can be no assurance that the parties will enter into definitive agreements or that the transaction will be completed.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults1, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults2, and Aemcolo® for the treatment of travelers’ diarrhea in adults3. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SK2 selective inhibitor targeting multiple indications, with potential for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19, a Phase 2 program in oncology and a radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness and is in a Phase 3-stage study as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding the sale of Movantik. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the contemplated transaction between RedHill and HCR will not ultimately be consummated, that RedHill will not meet its obligations under its Credit Agreement with HCR and that HCR will take steps to accelerate RedHill’s payment obligations under the Credit Agreement; as well as risks and uncertainties associated with parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company or failing to provide required consents with respect to a sale of Movantik.

More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022 and the Company’s Report on Form 6-K filed with the SEC on November 10, 2022.

All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: Financials

1 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com
2 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
3 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.